ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

August 28, 2006	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

ALBERTA STAR ANNOUNCES THE FILING OF NI 43-101 TECHNICAL REPORT ON THE ELORADO-PORT RADIUM-ECHO BAY IOCG & URANIUM PROJECT

Alberta Star Development Corp., (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the Company has filed a comprehensive technical report on its Port Radium-Echo Bay Project,  a copper, silver, gold and uranium property located on the east side of Great Bear Lake in the Northwest Territories, Canada (the “Property”).  The Port Radium-Echo Bay Project comprises a 9,846 hectare area located to the immediate north of the Contact Lake property.  These two property areas collectively comprise the Contact Lake-Eldorado Project of the Company and encompass a contiguous area of 56,703.78 hectares. Exploration activities for the entire project area are fully permitted until the year 2011. The Company has obtained two 5 year “Class A” land use permits for both the Eldorado-Port Radium and Contact Lake IOCG & uranium projects.

J. Fingler, P. Geo., of Vancouver, British Columbia (“Fingler”), has completed a National Instrument 43 -101 compliant technical report dated August 10th, 2006 (“Technical Report”) on the Eldorado-Port Radium Property.  A copy of the Technical Report was filed on August 18th, 2006 and may be found on the SEDAR website at www.sedar.com.   The Technical Report provides a comprehensive description of the Eldorado-Port Radium Property including previous work, geology and mineralization and also makes recommendations for further work on the Property.

The Property area includes the past producing Eldorado (Uranium-Copper-Silver) and Echo Bay (Silver-Copper) mines, the Cross Fault Lake mine (Uranium), and broad areas of mine tailings.  Previous production from these underground mines occurred intermittently from 1933-1982, yielding in excess of 31 million ounces of silver and 15,000,000 lbs of U3O8, as well as significant production of radium, copper, cobalt, nickel, lead, zinc and galena.  Historic production exploited zones of high grade uranium, silver and copper along narrow vein structures. The overall distribution of mineralization occurs within these prolific structures. There are hundreds of documented copper-cobalt-nickel-gold-silver-uranium occurrences demonstrating the widespread poly-metallic and precious metal fertility of the Eldorado and Contact Lake Property areas.

The Property is considered highly prospective to host uranium and IOCG (Iron Oxide-Copper-Gold) poly-metallic deposits, based on the geological setting, alteration patterns and diverse styles and types of mineralization present.  Past exploration has been largely focused on vein hosted mineralization and combined vein/ IOCG & uranium type deposit potential that has never been drill tested in the Property area.  Olympic Dam volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential.

J. Fingler P.Geo. has recommended a multi-phased program and budget of approximately $4,000,000 CDN to assess this potential on the Property. The Company is currently proceeding with both the Phase 1 and 2 exploration programs as recommended in the NI-43101 Technical Report and expects that the Phase 2 drilling program will continue as seasonal conditions allow.  Exploration activities completed and/or in progress include: airborne VTEM and gradiometer/radiometric surveys, reconnaissance and grid controlled geological mapping and sampling, ground magnetic and induced polarization geophysical surveys and diamond drilling.  The 2006 exploration activities underway on the Property are under the direction and supervision of Hamid Mumin, Ph.D., P.Eng., Alberta Star’s qualified person.

THE ELDORADO URANIUM MINE - ELDORADO URANIUM DISTRICT

The Eldorado mine formerly mined and produced 15 million pounds of high grade uranium and 8 million ounces of silver plus, copper, nickel, radium, and lead at Eldorado - Port Radium area commencing in 1933.  The Eldorado mine has about 25 miles of existing underground workings developed on fourteen levels. The Eldorado Uranium mine was formerly one of Canada’s principal producers of high grade uranium pitchblende concentrates during the 1930’s to 1960’s. The Echo Bay mine produced over 23,779,178 million ounces of silver up until its closure in 1982 The Company has assembled a highly regarded IOCG & uranium technical group of experts with advanced uranium exploration expertise that believes the Eldorado district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits. The current August 28, 2006 spot price for uranium is now $48.00 US per pound.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumin Ph.D., P.Eng. is the qualified person for the  Eldorado & Contact Lake IOCG & Uranium projects.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.